

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group





10 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 May 2005, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries: Proposed extension to the Redemption date of 31 March 2005 of the zero-coupon redeemable secured RM denominated bonds and Repayment date of 31 March 2005 of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 09-05-2005 06:00:37 PM
Reference No AA-050509-6FC46

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : AMSTEEL CORPORATION BERHAD
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : CHAN POH LAN
* Designation : SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES

PROPOSED EXTENSION ("PROPOSED EXTENSION") TO:

1. REDEMPTION DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS; AND

2. REPAYMENT DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS

* **Contents :-**

Reference is made to the announcements on 25 March 2005 and 11 April 2005 on the above matter.

The Board of Directors of ACB wishes to announce that the approval of Bank Negara Malaysia for the Proposed Extension has been obtained on 6 May 2005. The remaining approval for the Proposed Extension is to be obtained from the Securities Commission.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

09 MAY 2005



AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

12 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 10 May 2005, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion; and

2) General Announcement dated 10 May 2005, Re: Proposed acquisition by Datavest Sdn Bhd of 12,000,000 ordinary shares of RM1.00 each fully paid representing approximately 6.49% equity interest in Amsteel Equity Capital Sdn Bhd.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.



General Announcement

Submitted by **OT_OSK SECURITIES** on **10/05/2005 05:52:48 PM**
Reference No **OS-050510-63540**

Submitting Merchant Bank *(if applicable)*	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name *(if applicable)*	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Leona Ng/ Jason Lam**
* Designation	:	**Senior Manager/ Deputy Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

(COLLECTIVELY REFERRED TO AS THE "PROPOSED DISPOSALS")

* **Contents :-**

We refer to the announcements made on 4 May 2005, 18 April 2005, 1 April 2005, 16 March 2005, 8 March 2005, 2 March 2005, 27 January 2005, 9 December 2004 and 9 November 2004 by Amsteel Corporation Berhad ("Amsteel") and its adviser, OSK Securities Berhad ("OSK") in relation to the above.

On behalf of the Board of Amsteel, OSK wishes to announce that the Proposed Disposal of LSPSB has been completed on 10 May 2005.

As at the date of this announcement, the Proposed Disposal of LIPSB is still pending completion.

This announcement is dated 10 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Reference No AA-050510-23FAA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed acquisition by Datavest Sdn Bhd of 12,000,000 ordinary shares of RM1.00 each fully paid representing approximately 6.49% equity interest in Amsteel Equity Capital Sdn Bhd

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that Datavest Sdn Bhd ("Datavest"), a wholly-owned subsidiary of the Company had on 9 May 2005 entered into a sale and purchase agreement with Mr Sia Say Yee ("Vendor") for the proposed acquisition of 12,000,000 ordinary shares of RM1.00 each representing approximately 6.49% equity interest in Amsteel Equity Capital Sdn Bhd ("AEC") ("Sale Shares") for a total cash consideration of RM3,178,909.82 ("Proposed Acquisition").

2. INFORMATION ON AEC

AEC was formerly involved in the stock-broking business in Malaysia. In November 2002, AEC completed the disposal of its business and physical assets to Affin-UOB Securities Sdn Bhd for a cash consideration of approximately RM42 million. Since then, AEC has no business activities other than the collection of debts from its delinquent debtors.

3. SALIENT TERMS OF THE PROPOSED ACQUISITION

The principal terms of the Proposed Acquisition are set out below:

a) Datavest will acquire the Sale Shares for a cash consideration of RM3,178,909.82.

b) The consideration shall be paid upon the execution of the Sale and Purchase Agreement and the delivery of the original share certificates and the duly executed

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

10 MAY 2005

transfer form by the Vendor to Datavest.

4. BASIS OF ARRIVING AT THE PURCHASE CONSIDERATION FOR THE PROPOSED ACQUISITION

The purchase consideration of RM3,178,909.82 for the Sale Shares in AEC was arrived at on a willing buyer-willing seller basis after taking into consideration the adjusted net tangible assets of AEC as at 29 March 2004 (reference date of discussion) of RM0.2140 per share.

Funding for the purchase consideration will be sourced internally.

5. RATIONALE FOR THE PROPOSED ACQUISITION

The Proposed Acquisition will enable the Company to incease its shareholding in AEC and allow the Company the prospect of realising the assets of AEC.

6. FINANCIAL EFFECTS

i) Share Capital

There will be no effect on the issued and paid-up capital of Amsteel as the Proposed Acquisition does not involve the issuance of Amsteel shares.

ii) Earnings

The Proposed Acquisition is not expected to have a material impact on the earnings of the Amsteel Group for the financial year ending 30 June 2005.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Acquisition is expected to increase the NTA per share of the Amsteel Group by 0.5 sen based on the audited consolidated balance sheet as at 30 June 2004.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and major shareholders of the Company has any interest, direct or indirect, in the Proposed Acquisition.

8. DIRECTORS' RECOMMENDATION

The Directors of the Company having taken into consideration all aspects of the Proposed Acquisition, are of the opinion that the Proposed Acquisition is fair and reasonable and is in the best interest of the Company and its shareholders.

9. DOCUMENTS FOR INSPECTION

A copy of the sale and purchase agreement in respect of the Proposed Acquisition is

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary


1 0 MAY 2005

available for inspection at the registered office of the Company at Level 46, Menara Citibank, Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holidays) during business hours from 9.00 am to 5.00 pm for a period of fourteen (14) days from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

10 MAY 2005